January 11, 2002


Via EDGAR and Mail

Geoffrey Edwards, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

              Re: Trimedyne, Inc.
                  Amended Form S-2 filed October 9, 2001
                  File No. 333-53608


Dear Mr. Edwards:

         I write to advise you that, pursuant to Rule 477(c), Trimedyne, Inc. wishes to withdraw the above-referenced registration statement. No securities were sold in connection with the offering. The reason Trimedyne, Inc. wishes to withdraw the registration statement is that, as suggested in the Staff's comment letter of November 9, 2001, it is not eligible to make an "at-the-market" offering. An offering on a basis other than "at-the-market" is, at this time, impracticable.

         Thank you for your courtesy and cooperation.

                                           Very truly yours,

                                           /s/Richard F. Horowitz

                                           Richard F. Horowitz

cc: Mr. Marvin P. Loeb